For Immediate Release	Contacts: Dan Flaherty, +1 617.954.4256

MFS INVESTMENT GRADE MUNICIPAL TRUST ANNOUNCES FINAL RESULTS OF TENDER OFFER

BOSTON (May 4, 2018) – MFS Investment Grade Municipal Trust (the “fund”) (NYSE: CXH) announced today that, in accordance with its tender offer for up to 7.5 percent of the fund’s outstanding common shares (the “shares”), which expired at 5:00 P.M., Eastern Time, on May 2, 2018, the fund has accepted 738,668 shares, representing 7.5 percent of shares, for payment on or about May 7, 2018.

A total of 3,253,218.909609 shares were properly tendered and not withdrawn by May 2, 2018, the final date for withdrawals. Therefore, on a pro-rated basis, approximately 22.70783 percent of the shares so tendered by each shareholder have been accepted for payment. The purchase price of properly tendered shares is 98 percent of the fund’s net asset value (NAV) per share calculated as of the close of regular trading on the New York Stock Exchange on May 2, 2018, which is equal to $10.084 per share.

The information agent for the tender offer is Georgeson LLC and the depository for the tender offer is Computershare Trust Company N.A. Any questions with regard to the tender offer may be directed to the information agent toll-free at 1-866-391-6921.

About the Fund

The fund is a closed-end investment company product advised by MFS Investment Management. Except pursuant to a tender offer, common shares of the fund are only available for purchase/sale on the NYSE at the current market price. Shares may trade at a discount to NAV. Shares of the fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the fund involve investment risk, including possible loss of principal.

About MFS Investment Management

Established in 1924, MFS is an active, global investment manager with investment offices in Boston, Hong Kong, London, Mexico City, São Paulo, Singapore, Sydney, Tokyo and Toronto. We employ a uniquely collaborative approach to build better insights for our clients. Our investment approach has three core elements: integrated research, global collaboration and active risk management. As of March 31, 2018, MFS manages US$482.2 billion in assets on behalf of individual and institutional investors worldwide. Please visit mfs.com for more information.

MFS Investment Management

111 Huntington Ave., Boston, MA 02199

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